UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AVOLON HOLDINGS LIMITED

(Ticker: AVOL / Cusip: G52237107)

(Name of Subject Company (Issuer))

GLOBAL AVIATION LEASING CO., LTD.,

an indirect wholly-owned subsidiary of

BOHAI LEASING CO., LTD.

(Names of Filing Persons (Offerors))

Common Shares, Par Value $0.000004 Per Share

(Title of Class of Securities)

Global Aviation Leasing Co., Ltd.

c/o Corporate Secretary,

HNA Plaza, 20/F, 26 Xiaoyun Road

Chaoyang District, Beijing

The People’s Republic of China 100125

Telephone: +1-86-10-5758-3682

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Pran Jha

Ted Kamman

Sidley Austin LLP

One South Dearborn

Chicago, IL 60603

Telephone: (312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$428,628,772.00	$49,806.66

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 16,485,722 common shares of Avolon Holdings Limited, par value $0.000004 per common share, which represents 20.0% of 82,428,607 shares outstanding as of July 1, 2015 (based on information provided by Avolon Holdings Limited) at a purchase price of $26.00 in cash per share.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $49,806.66	Filing Party: Global Aviation Leasing Co., Ltd. and Bohai Leasing Co., Ltd.
Form or Registration No.: SCH TO-T	Date Filed: July 31, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (together with the exhibits thereto, and as amended or supplemented from time to time, the “Schedule TO”) filed by Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”) and an indirect wholly-owned subsidiary of Bohai Leasing Co., Ltd., a limited company existing under the laws of the People’s Republic of China (“Parent”). The Schedule TO relates to the offer by Offeror to purchase a number of common shares, par value $0.000004 per share (“Shares”), of Avolon Holdings Limited, a Cayman Islands exempted company (the “Company”), equal to 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of the Offer (as defined below), rounded up to the nearest whole Share, for $26.00 per Share, in cash, without interest thereon, less any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 31, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal to tender Shares (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Offer to Purchase.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

On September 3, 2015, Offeror, Parent and the Company entered into a Tender Offer Termination Agreement (the “Offer Termination Agreement”), pursuant to which, among other things, the parties agreed that Parent and Offeror will terminate the Offer. Promptly following the execution of the Offer Termination Agreement, Parent and Offeror issued a press release announcing the termination of the Offer. A copy of the Offer Termination Agreement and such press release is filed herewith as Exhibit (d)(F) and Exhibit (a)(1)(J), respectively.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit	Description
(a)(1)(J)	Press Release dated September 3, 2015.
(d)(F)	Tender Offer Termination Agreement dated as of September 3, 2015 by and among Bohai Leasing Co., Ltd., Global Aviation Leasing Co., Ltd. and Avolon Holdings Limited.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GLOBAL AVIATION LEASING CO., LTD.

By:	/s/ Jin Chuan
Name: Jin Chuan
Title: Director

BOHAI LEASING CO., LTD.

By:	/s/ Jin Chuan
Name: Jin Chuan
Title: Vice Chairman

Date: September 3, 2015

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer to Purchase dated July 31, 2015.
(a)(1)(B)	Form Letter of Transmittal to Tender Common Shares.
(a)(1)(C)	Form Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Summary Advertisement dated July 31, 2015, published in Investor’s Business Daily.
(a)(1)(F)	Joint Press Release dated July 14, 2015.
(a)(1)(G)	Deposit Escrow Agreement, by and among the Company, Offeror, Hong Kong Bohai Leasing Asset Management Corp., Ltd., and Citibank, N.A., dated as of July 22, 2015.
(a)(1)(H)	Press Release dated August 10, 2015.
(a)(1)(I)	Press Release dated August 13, 2015.
(a)(1)(J)*	Press Release dated September 3, 2015.
(d)(A)	Investment and Tender Offer Agreement, dated as of July 14, 2015, by and among Avolon Holdings Limited, Bohai Leasing Co., Ltd. and Global Aviation Leasing Co., Ltd.
(d)(B)	Agreement to Tender, dated as of July 14, 2015, by and among Global Aviation Leasing Co., Ltd. and certain shareholders of Avolon Holdings Limited party thereto.
(d)(C)	Form of Amended and Restated Shareholders’ Agreement of Avolon Holdings Limited
(d)(D)	Amendment No. 1 to Investment and Tender Offer Agreement, dated as of August 12, 2015, by and among Avolon Holdings Limited, Bohai Leasing Co., Ltd. and Global Aviation Leasing Co., Ltd.
(d)(E)	Amended and Restated Deposit Escrow Agreement, by and among the Company, Offeror, Hong Kong Bohai Leasing Asset Management Corp., Ltd., and Citibank, N.A., dated as of August 12, 2015.
(d)(F)*	Tender Offer Termination Agreement dated as of September 3, 2015 by and among Bohai Leasing Co., Ltd., Global Aviation Leasing Co., Ltd. and Avolon Holdings Limited.

*	Filed herewith

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